GIGA METALS PROVIDES UPDATE ON
RECENT TRADING ACTIVITY

September 11, 2020	TSX.V - GIGA

(Vancouver) - Martin Vydra, President of Giga Metals Corp. (TSXV - GIGA) today provided an update regarding recent media reports.

"Giga Metals has been mentioned in recent media articles as they pertain to ongoing efforts to advance the Turnagain deposit to commercialization," said Martin Vydra, President.  "What I can say is that there is no material announcement forthcoming and we will keep regulators and investors informed of any material changes that require disclosure in accordance with securities regulations."

Mr. Vydra continued, "It is evident that interest in sustainable and carbon neutral nickel production is driving renewed interests in deposits such as Turnagain as the world will need significant nickel to meet future EV demand.  Turnagain is one of a handful of deposits that could meet this future demand".

On behalf of the Board of Directors,

"Martin Vydra"

Martin Vydra, President
GIGA METALS CORPORATION

Tel - 604 681 2300

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Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300        E: info@gigametals.com      W: www.gigametals.com